 Exhibit 99.1

First Mining Announces Updated Pre-Feasibility Study for the Springpole Gold Project, Ontario, Canada

Pre-Tax NPV5% of US$3.2 billion, Pre-Tax IRR of 54%
After-Tax NPV5% of US$2.1 billion, After-Tax IRR of 41%
Average Annual Gold Production of 330 koz and AISC of US$877/oz in Years 1 through 5

VANCOUVER, BC, Nov. 18, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the positive results of an updated Pre-Feasibility Study ("2025 PFS") completed for its 100%-owned Springpole Gold Project (the "Project" or "Springpole") located in Ontario, Canada. The 2025 PFS results support a 30,000 tonnes-per-day ("tpd") open pit mining operation.

2025 PFS Highlights12

•	US$3.2 billion pre-tax net present value at a 5% discount rate ("NPV5%") at US$3,100/oz gold ("Au"), increasing to US$5.6 billion at US$4,200/oz Au2
•	US$2.1 billion after-tax NPV5% at US$3,100/oz Au, increasing to US$3.8 billion at US$4,200/oz Au
•	54% pre-tax internal rate of return ("IRR") at US$3,100/oz increasing to 82% at $4,200/oz Au
•	41% after-tax IRR at US$3,100/oz Au increasing to 63% at US$4,200/oz Au
•	Life of mine ("LOM") of 9.4 years
•	After-tax payback of 1.8 years and reducing to 1.2 years at US$4,200/oz Au
•	Initial capital costs estimated at US$1,104 million, sustaining capital costs estimated at US$323 million, plus US$40 million in closure costs (excluding plant closure)
•	Average annual payable gold production of 330 koz per year (Years 1 to 5); 281 koz per year LOM
•	Total net cash costs[3] of US$742/oz (Years 1 to 5); and US$802/oz LOM
•	Net All-In Sustaining Costs ("AISC")[3] of US$877/oz (Years 1 to 5), and AISC US$938/oz (LOM)

"We are pleased to announce a very positive updated PFS at our Springpole Gold Project that reinforces its position as one of the largest and most robust undeveloped gold and silver projects in Canada", stated Dan Wilton, CEO of First Mining.  "Since our original PFS was published in 2021, we have completed significant engineering work, the results of which have been reflected in the updated infrastructure and design plans that First Mining has carried through the Environmental Assessment process.  At the same time, this study demonstrates the strong leverage to gold price the Project possesses, and clearly demonstrates the potential for Springpole to be one of the largest economic drivers in northwestern Ontario for a generation to come, delivering hundreds of jobs and careers in the region, significant contracting opportunities for regional and Indigenous businesses and more than $7 billion in gross domestic product, as well as generational opportunities and potential infrastructure improvements for the Indigenous communities in the area.  First Mining continues to make progress on the Federal and Provincial Environmental Assessment processes, important consultation processes with Indigenous communities, and expects to provide updates in the coming months."

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[1] Base case parameters assume a gold price of US$3,100/oz, silver price of US$35.50/oz, and an exchange rate (C$ to US$) of 0.74. All currencies are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.

2 US$4,200/oz Au spot case also based on US$51/oz Ag and 0.71 (C$ to US$).

[3] Initial capital costs, total cash costs and all-in sustaining costs are non-IFRS measures widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under the Company's financial reporting framework. The methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See "Non-IFRS Financial Measures" at the end of this news release for further details of these measures.

This 2025 PFS for the Springpole Gold Project was prepared by Ausenco Engineering Canada ULC ("Ausenco") of Vancouver, Canada, and a technical report summarizing the 2025 PFS will be filed by the Company on SEDAR+ within 45 days of this news release.

2025 PFS Overview
The Springpole Gold Project, located in Ontario, Canada, is one of the largest undeveloped gold resources in North America. The Project is located approximately 110 kilometres northeast of Red Lake and within 18 km of road access. The 2025 PFS provides for an updated resource model for Springpole including an Indicated Mineral Resource of 191Mt at 0.78 g/t Au for 4.8 million ounces ("Moz") of gold and 4.6 g/t Ag for 28 Moz of silver.  The Inferred Mineral Resource category hosts 64 Mt at 0.38 g/t Au for 0.8 Moz of gold and 3.1 g/t Ag for 6.5 Moz of silver.

The 2025 PFS evaluates recovery of gold and silver from a 30,000 tpd open pit operation, with a process plant planned to include crushing, grinding, and flotation, with fine grinding of the flotation concentrate and separate agitated leaching circuits for both the reground flotation concentrate and the flotation tailings, followed by a carbon-in-pulp recovery process and a Merrill-Crowe circuit to produce doré bars. Tailings and mine rock are proposed to be securely stored at the Project's Co-Disposal Facility ("CDF") designed by WSP Canada, Inc. and reviewed by the Independent Tailings and Geotechnical Review Board established for the Project in 2023. The leached sulphur containing ("PAG") flotation tailings are stored in a downstream constructed and raised CDF south cell which is lined.  The desulphurized flotation ("NAG") tailings are thickened and co-disposed with mine rock in the CDF north cell.

Certain important parameters of the 2025 PFS are presented in the following table:

Table 1: Key Parameters

Key Assumptions	LOM	Years 1 to 5
Base Case Commodity Prices	US$3,100/oz Au, US$35.50/oz Ag
Exchange Rate (C$ to US$)	0.74
Production Profile	LOM	Years 1 to 5
Total Tonnes Processed (Mt)	102.0	53.6
Total Tonnes Waste (Mt)	309.5	217.0
Mill Grade - Gold, Silver	0.94 g/t Au, 4.9 g/t Ag	1.09 g/t Au, 5.7 g/t Ag
Mine Life	9.4 years	5.0 years
Throughput (tpd)	30,000	30,000
Strip Ratio (waste:ore)	3.0 : 1	3.2 : 1
Overall Recovery - Gold, Silver	86.0% Au, 86.2% Ag	86.7% Au, 87.1% Ag
LOM Metal Recovered - Gold, Silver	2.6 Moz Au, 13.8 Moz Ag	1.6 Moz Au, 8.5 Moz Ag
Average Annual Recovered - Gold, Silver	281 koz Au, 1,468 koz Ag	330 koz Au, 1,704 koz Ag
Unit Operating Costs	LOM	Years 1 to 5
Total Cash Cost[1]	US$802/oz Au (net of by-products)	US$742/oz Au (net of by-products)
AISC[1]	US$938/oz Au (net of by-products)	US$877/oz Au (net of by-products)
Project Economics - US$3,100/oz Au Price	Pre-Tax	Post-Tax
NPV5%	US$3.2 billion	US$2.1 billion
IRR	53.8%	40.8%
Payback Period	1.4 Years	1.8 Years
LOM Cash Flow	US$4.6 billion	US$3.1 billion

Economic Sensitivities
The Project economics and cash flows are highly sensitive to changes to the gold price as presented in the following tables.

Table 2: Springpole Economic Sensitivity to Gold Price

Gold Price (US$/oz)	$2,450	$2,800	$3,100	$3,500	Spot[2] ($4,200)
Pre-Tax NPV5%	US$2.0 billion	US$2.6 billion	US$3.2 billion	US$4.0 billion	US$5.6 billion
Pre-Tax IRR	37.8%	46.7%	53.8%	62.7%	82.1%
After-Tax NPV5%	US$1.3 billion	US$1.7 billion	US$2.1 billion	US$2.7 billion	US$3.8 billion
After-Tax IRR	28.6%	35.4%	40.8%	47.7%	62.6%

Table 3: Springpole Economic Sensitivity to Initial Capital Costs

Initial Capital	+20%	+10%	-	-10%	-20%
Pre-Tax NPV5%	US$3.0 billion	US$3.1 billion	US$3.2 billion	US$3.3 billion	US$3.4 billion
Pre-Tax IRR	44.9%	49.0%	53.8%	59.4%	66.1%
After-Tax NPV5%	US$2.0 billion	US$2.1 billion	US$2.1 billion	US$2.2 billion	US$2.3 billion
After-Tax IRR	34.0%	37.2%	40.8%	45.2%	50.4%
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[1] Cash costs and AISC are non-IFRS measures widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under the Company's financial reporting framework. See "Non-IFRS Financial Measures" at the end of this news release for further details of these measures.
[2] Spot price of US$4,200/oz Au, US$51/oz Ag and 0.71 (C$ to US$).

Table 4: Springpole Economic Sensitivity to Operating Costs

Operating Costs	+20%	+10%	-	-10%	-20%
Pre-Tax NPV5%	US$2.9 billion	US$3.0 billion	US$3.2 billion	US$3.4 billion	US$3.6 billion
Pre-Tax IRR	49.9%	51.8%	53.8%	55.7%	57.5%
After-Tax NPV5%	US$1.9 billion	US$2.0 billion	US$2.1 billion	US$2.2 billion	US$2.4 billion
After-Tax IRR	37.8%	39.3%	40.8%	42.3%	43.8%

Key Changes from 2021 Pre-Feasibility Study

Since the release of the 2021 PFS, First Mining has continued to advance Project engineering in support of addressing the Provincial and Federal Environmental Assessment processes, and the consultation processes with local and Indigenous communities.  This work, which remains on-going has resulted in several updates to the Project design since 2021.  The following areas reflect the key design optimizations from the 2021 PFS to date that have been brought forward in the 2025 PFS:

•	The filter plant for NAG tailings was removed from the flowsheet given the optimization to a thickened tailings product instead of dry filtered tailings.
•	The tailings and mine rock management strategy has been advanced since the 2021 PFS. A separate flotation and leach circuit will sequester the sulphur concentrate PAG tailings. This allows the PAG tailings to be isolated and placed saturated during operations in the CDF south cell to mitigate the potential onset of acid generation.
•	PAG mine rock will be placed in the centre of the north cell. Thickened NAG tailings, hydraulically transported via a pipeline, will encapsulate the PAG mine rock significantly reducing oxygen ingress to prevent oxidation of PAG mine rock improving environmental performance.
•	A Merrill-Crowe circuit was added to the gold recovery circuits in order to manage ore variability and high silver grades.
•	An airstrip was added to the site layout to be co-located adjacent to the mine access road that will facilitate up to Dash-8 size aircraft.
•	A contact water management system will collect and treat site runoff and intercept potential seepage from the CDF.
•	The closure design has been advanced to include a new enhanced fish habitat development area of 46 hectares which results in a net gain in Springpole Lake surface area at closure with corresponding benefits for fish and fish habitat.
•	Two construction phase quarry sources within the Project footprint have been identified to source clean construction material early on with one adjacent to the two dikes and the second within the CDF footprint. This results in readily available material to initiate the construction of key Project infrastructure early on at low cost while maintaining a small overall Project footprint.
•	The tonnes processed has been reduced from the 2021 PFS as a result of an updated pit design requiring reduced pit slope angles in the southwest portion of the open pit. Opportunities exist to optimize the pit design as the Project advances with additional drilling programs planned in support of a feasibility study. The reduction in the tonnes is partially offset by the 154% increase in contained gold ounces in the Inferred Resource category which will continue to be defined with further drilling and opportunities at Springpole Southwest and East targets. See Project Enhancement Opportunities section.
•	Process and equipment changes are as follows:
•	Flotation Tails Thickener diameter reduced to 40 m (previously 41 m)
•	Flotation Concentrate Thickener diameter reduced to 23 m (previously 30 m)
•	CCD Thickeners diameter reduced to 23 m (previously 30 m)
•	Clarifier diameter reduced to 29 m (previously 33 m)
•	Flotation Tailings Leach Tanks diameter decreased to 17.0 m (previously 19.3 m)
•	Concentrate Pre-Oxidation Tank diameter decreased to 14.7 m (previously 15.2 m)
•	Tails Cyanide Detox Tanks diameter increased to 11.9 m (previously 6.4 m)
•	Concentrate Cyanide Detox Tanks diameter increased to 7.1 m (previously 6.4 m)
•	Tailings Surge Tanks diameter decreased to 15.9 m (previously 19.6 m)
•	Regrind Mills quantity reduced to two (2) (previously three (3))
•	Concentrate Leach Tanks quantity reduced to four (4) and the diameter reduced to 10.5 m (previously six (6) with a diameter of 12.3 m)
•	Flotation Cells quantity reduced to five (5) and capacity increased to 300 m³ (previously six (6) with a capacity of 200 m³)

Mineral Processing and Metallurgical Testing
The 2025 PFS reflects updated recoveries for both gold and silver that resulted from updated metallurgical test work completed since the 2021 PFS. The test work focused on understanding the variability in gold and silver recoveries as well as optimizing the process flowsheet.

Based on the test work carried out, a flowsheet that includes flotation followed by leaching of reground concentrate and flotation tails presents as the most beneficial processing route for the Project. This flowsheet is based on a primary grind size of 80% passing or P80 150 micrometres ("µm") ahead of flotation, with flotation concentrate being reground to approximately 17 µm ahead of agitated leaching. The overall recoveries expected and used for the economics presented in the 2025 PFS are 86.0% for gold and 86.2% for silver. The increase in gold / decrease in silver recoveries in the 2025 PFS stems primarily from a better understanding of the ore variability. First Mining plans to undertake follow-up metallurgical test work to investigate additional opportunities to further increase recoveries and believes that this remains an important focus area for further improving the economics of the Project.

Mineral Resource and Mineral Reserve Estimates
The updated 2025 mineral resource model prepared by SRK Consulting (Canada) Inc. ("SRK") utilizes results from 499 core boreholes drilled by First Mining and previous property owners. The Mineral Resource Estimate ("MRE") at the Springpole Gold Project is shown below.

Table 5: Mineral Resource Statement Inclusive of Mineral Reserves (effective September 30, 2025)

Category	Quantity	Grade		Metal
		Au	Ag	Au	Ag
	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)
Open Pit
Indicated	191	0.78	4.6	4.8	28.0
Inferred	64	0.38	3.1	0.8	6.5

Notes:
1.	Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.
2.	The MRE was completed under the supervision of Gilles Arseneau, P.Geo., from SRK who is a Qualified Person as defined under NI 43-101.
3.	Open pit mineral resources are reported at a cut-off grade ("COG") of 0.20 g/t Au. COGs are based on a gold price of US$2,450/oz and a gold processing recovery of 87.2% and a silver price of US$27.50/oz and a silver processing recovery of 85.5%.
4.	Preliminary mining cost assumptions of C$2.60/tonne mined of waste, C$2.30/tonne mined of ore, and C$2.00/tonne mined of overburden, with an incremental mining cost of C$0.02/tonne/6m mined.
5.	Preliminary processing cost assumptions of C$14.50/tonne processed, general & administration assumption of C$0.90/tonne processed, stockpile cost assumption of C$0.75/tonne processed, and incremental ore mining cost of C$0.56/tonne processed. Overall pit shell slope angles ranged from 20 - 45°.

The resource model includes mineralized material in the Camp, East Extension and Portage zones spanning 1,860 m in the southeast direction along the axis of the Portage zone and 900 m in the northeast direction perpendicular to the long axis of the Portage zone. Resource modelling includes mineralized material generally ranging from 340 m to 440 m below surface.

At the reported 0.20 g/t cut-off grade, while the Indicated mineral resource in the new MRE is comparable to the previous 2021 PFS, the new estimate reflects a 154% increase in contained gold ounces in the Inferred Resource category. The increase in Inferred ounces is largely a result of the expansion of the Portage Zone from additional drilling completed since 2022, including the discovery of additional gold mineralization in the southwest pit area.

Grade Sensitivity Analysis

The Mineral Resources of the Springpole Gold Project are variable depending upon the selected COG. To illustrate this sensitivity, the global block model quantities and grade estimates within the conceptual pit used to constrain the Mineral Resources are presented below at different cut-off grades for the Indicated Mineral Resource and for the Inferred Mineral Resource.

Indicated Block Model Quantities and Grade Estimates at Cut-off Grades

Table 6: Indicated Block Model Quantities and Grade Estimates at Cut-off Grades

COG	Quantity	Grade	Grade
Au (g/t)	(Mt)	Au (g/t)	Ag (g/t)
0.10	218	0.70	4.2
0.20	191	0.78	4.6
0.25	176	0.83	4.8
0.30	160	0.88	5.0
0.35	145	0.94	5.2
0.40	131	1.00	5.4
0.50	107	1.12	5.9
0.60	87	1.25	6.2
0.70	70	1.39	6.6
0.80	58	1.54	6.9

Table 7: Inferred Block Model Quantities and Grade Estimates at Cut-off Grades

COG	Quantity	Grade	Grade
Au (g/t)	(Mt)	Au (g/t)	Ag (g/t)
0.10	80	0.34	2.9
0.20	64	0.38	3.1
0.25	53	0.42	3.3
0.30	41	0.46	3.6
0.35	31	0.51	3.9
0.40	22	0.56	4.1
0.50	11	0.66	4.1
0.60	6	0.78	4.3
0.70	3	0.90	4.6
0.80	2	1.03	5.2

Notes:
1.	The reader is cautioned that the figures in the above tables should not be misconstrued with a mineral resource statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of COG. Mineral Resource base case is highlighted in grey.

Note on Inferred Resources

An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to potentially convert some or all of these Inferred Mineral Resources as an Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured Mineral Resource category.  The current proportion of the resource classified as Inferred is about 25% of total tonnes, and 14% of contained gold. The Mineral Resources in this statement were estimated using the current CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM May 2014).

The Mineral Reserves for the Springpole Gold Project are based on the conversion of Indicated Mineral Resources within the current pit design. The Springpole Gold Project Mineral Reserves are shown below:

Table 8: Springpole Proven and Probable Reserves

Category	COG (g/t Au)	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Proven	0.27	-	-	-	-	-
Probable	0.27	102.0	0.94	4.9	3.1	16.1
Total	0.27	102.0	0.94	4.9	3.1	16.1

Notes:
1.	This Mineral Reserve estimate is as of November 13, 2025 and is based on the new mineral resource estimate dated September 30, 2025.
2.	The Mineral Reserve estimation was completed under the supervision of Gordon Zurowski, P.Eng of AGP Mining Consultants Inc., who is a Qualified Person as defined under NI 43-101.
3.	Mineral Reserves are stated within the ultimate design pit based on:
	a.	US$2,100/oz gold price and US$24/oz silver price.
	b.	Pit Limit corresponds to a pit shell with a revenue factor of 0.60, corresponding to a US$1,260 /oz gold price and US$14.40/oz silver.
	c.	A cut-off grade of 0.27 g/t Au for all pit phases.
	d.	Preliminary mining cost assumptions of C$2.60/tonne mined of waste, C$2.30/tonne mined of ore, and C$2.00/tonne mined of overburden, with an incremental mining cost of C$0.02/tonne/6m mined.
	e.	Preliminary processing cost assumptions of C$14.50/tonne processed, general & administration assumption of C$0.90/tonne processed, stockpile cost assumption of C$0.75/tonne processed, and incremental ore mining cost of C$0.56/tonne processed.
	f.	Preliminary process recovery assumptions of 87.2% for gold and 85.5% for silver.
	g.	An exchange rate of C$1.35 equal to US$1.00.
	h.	The preliminary economic, cost and recovery assumptions used at the time of mine planning and reserve estimation may not necessarily conform to those stated in the economic model.
4.	Pit slope inter-ramp slope angle assumptions ranged from 22 - 54°.

Capital Costs
The capital cost estimate for the proposed open pit operation in the 2025 PFS is based on the scheduled plant throughput rates, as well as a review of similar sized open pit gold operations.

The following table provides a summary of the capital cost estimate.

Table 9: Capital Cost Estimate Details

Capital Cost	US$M
Mining	302.5
Site Development	39.6
Process Plant	348.6
On-Site Infrastructure	75.4
Off-Site Infrastructure	47.0
Sub-Total Direct Costs	813.2
Indirects	68.6
EPCM Services[1]	70.2
Owner's Cost	42.9
Provisions	127.8
Total Initial Capital	1,104.1
Sustaining Capital	322.6
Closure Costs (Net of Salvage)	36.5
Total Capital Costs	1,463.3

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[1] EPCM = Engineering, Procurement and Construction Management.

Mining Capital Costs

The open pit mining activities for the Project were assumed to be undertaken by a leased fleet. Mining capital costs were estimated based on a detailed equipment schedule matched to the mining production schedule.

Processing Capital Costs

The process plant was designed using conventional processing unit operations. It will treat 30,000 tpd or 1,359 t/h based on an availability of 8,059 hours per annum or 92%. The crusher plant section design is set at 75% availability and the gold room availability is set at 52 weeks per year with five operating days and five smelting days per week. The plant will operate with two shifts per day, 365 days per year, and will produce doré bars.

Initial capital costs for the processing facility were estimated to be US$348.6 million. No major plant re-build or expansion was considered during the LOM, with sustaining capital set to maintain the equipment in operating condition.

Operating Costs

Overall operating costs for the LOM are summarized below:

Table 10: LOM Unit Operating Cost Estimate Details

Operating Costs	Unit Costs
Mining (US$/t mined)	$2.57
Mining (US$/t milled)	$9.87
Processing (US$/t milled)	$10.72
On-Site G&A (US$/t milled)	$2.56
Total Operating Cost (US$/t)	$23.15
Net Cash Costs (US$/oz)[1]	$802
Net AISC (US$/oz)[1]	$938

Mining Costs

The 2025 PFS contemplates open pit mining undertaken by a Leased fleet. An average unit mining cost of US$2.57/tonne of material mined was used in the economics. The cost estimate was built from first principles with detailed haulage profiles, vendor quotations for equipment and consumables, and is based on experience of similar sized open pit operations and local conditions. The open pit mining costs consider variations in haulage profiles by month and by year and variable equipment requirements necessary to meet the plant production.

Processing Costs

An average cost of US$10.72/t of processed material was used in the 2025 PFS, based on the updated process flowsheet. This includes power, labour, consumables, maintenance, and supplies. An average cost of US$2.56/t was used for G&A, which includes labour, camp, water treatment costs etc. A power cost of US$0.06/kWh was assumed.

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[1] Cash costs and AISC are non-IFRS measures widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under the Company's financial reporting framework. See "Non-IFRS Financial Measures" at the end of this news release for further details of these measures.

Production Schedule and Mine Plan
Mining would occur as a series of phases within the ultimate pit with a maximum depth of approximately 322 metres. The deposit is planned to produce a total of 102.0 Mt of plant process feed and 309.5 Mt of waste (3.0:1 overall strip ratio) over a 9.4 year mine operating life. The current LOM plan focuses on achieving consistent processing feed production rates, mining of higher-grade material early in the schedule, and balancing grade and strip ratios.

Site Infrastructure

Springpole Open Pit Basin Dewatering

The deposit sits underneath a small portion of the north basin of Springpole Lake. Two dewatering dikes with a total length of approximately 1,050 metres will need to be constructed to allow this small portion of the bay to be dewatered. The dikes will have an average height of 7 metres and a maximum height of 15 metres. The area proposed to be diked and dewatered is limited and represents approximately 6% of the entire surface area of Springpole Lake. The remaining 94% will remain as it is at present during all phases of the Project. At closure, with the measures identified through the fish habitat offsetting plan, 46 hectares of new habitat will be created resulting in a net increase of 3% to Springpole Lake's surface area for the long-term.

Co-Disposal Facility

The CDF design has evolved to allow for the disposal of PAG tailings in a dedicated tailings cell at the south end of the CDF (south cell).  The north cell at the north end of the CDF, will provide an area for the co-disposal of PAG mine rock and thickened NAG tailings. The CDF will be located immediately west of the pit on an area of generally thin overburden and bedrock outcrops and the perimeter containment dams will generally be founded on bedrock which is andesite. The andesite bedrock provides good foundation characteristics (high integrity/strength and low permeability) supporting a structurally safe facility with effective seepage capture and management.

The south cell perimeter dams will be constructed with quarried rock and NAG mine rock as a downstream raise.  The perimeter dams will incorporate a low-permeability liner to maintain saturated conditions during operations.  The north cell will be constructed as a centre line raise perimeter dam using quarried rock and NAG mine rock. The south and north cells will be separated by an internal dam.  PAG mine rock will be co-disposed with NAG tailings in the north cell.  The NAG tailings will encapsulate the mine rock providing a low permeability zone to limit oxygen ingress.  CDF contact water will be collected and managed in the south cell and pumped to the Central Water Management Pond ("CWMP") located in proximity to the plant.   The water stored in the CWMP will be used to supplement mineral processing and/or will be treated at the on-site effluent treatment plant prior to release.

Power Infrastructure

The Project's electrical demand, estimated at approximately 60 MW, will be met through a new 230 kV overhead transmission line that will interconnect with the provincial grid's existing 230 kV corridor located roughly 90 km to the southeast. To support early works and construction activities, a temporary tie-in to a 115 kV line located approximately 30 km to the south will be utilized until the permanent transmission infrastructure is commissioned.

Project Enhancement Opportunities

The 2025 PFS identified several opportunities to enhance the economics of the Springpole Gold Project, which First Mining intends to investigate as it continues to advance the Project. These opportunities include:

•	Existing Resource Upgrades. Inferred Mineral Resources are contained within the existing pit design, and with additional infill drilling these resources may potentially support conversion of some or all of this material into Indicated Mineral Resources that could be converted to Probable Mineral Reserves and evaluated in a Feasibility Study ("FS").
•	Mine Plan Optimization. Refined pit optimization parameters could result in better optimized open pit limits which could reduce the overall strip ratio.
•	Process Optimization. Continued efforts to investigate opportunities to improve the metal recoveries through further metallurgical testing and refining milling processes, as well as other process optimizations.
•	Further Geotechnical Studies. A better geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
•	Additional Mineralization. There are open direct deposit extensions and geophysical targets in the area around the current resource within the existing footprint, where additional drilling has the potential to identify additional mineralization that could support Mineral Resource estimation with upside potential for the LOM.

Qualified Persons and NI 43-101 Technical Report
The 2025 PFS for the Springpole Gold Project summarized in this news release was completed by Ausenco and will be incorporated in a NI 43-101 technical report that will be available under the Company's SEDAR+ profile at www.sedarplus.ca, and on the Company's website, within 45 days of this news release.

The affiliation for each of the independent Qualified Persons (as defined under NI 43-101) involved in preparing the 2025 PFS, upon which the technical report will be based, are as follows:

•	Tommaso Roberto Raponi, P. Eng. , Ausenco Engineering Canada ULC
•	Gordon Zurowski, P.Eng., AGP Mining Consultants Inc.
•	Gilles Arseneau, P.Geo., SRK Consulting (Canada) Inc.
•	Ganan Nadarajah, P.Eng., WSP Canada Inc.
•	Daniel Russel, P.Geo., WSP Canada Inc.

Data Verification
The Qualified Persons responsible for the preparation of the 2025 PFS and the technical report in respect thereof have verified their respective data disclosed in this news release, including sampling, analytical, and test data underlying the information contained in this news release. Geological, mine engineering and metallurgical reviews included, among other things, reviewing drill data and core logs, review of geotechnical and hydrological studies, environmental and community factors, the development of the life of mine plan, capital and operating costs, transportation, taxation and royalties, and review of existing metallurgical test work. In the opinion of the Qualified Persons, the data, assumptions, and parameters used in the sections of the 2025 PFS that they are responsible for preparing are sufficiently reliable for those purposes. The technical report in respect of the 2025 PFS, when filed, will contain more detailed information concerning individual responsibilities, associated quality assurance and quality control, and other data verification matters, and the key assumptions, parameters and methods used by the Company.

Non-IFRS Financial Measures
The Company has included certain non-IFRS financial measures in this news release, such as Initial Capital Costs, Total Cash Costs and All-In Sustaining Costs, which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. As a result, these measures may not be comparable to similar measures reported by other companies. Each of these measures used are intended to provide additional information to the user and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Certain non-IFRS financial measures used in this news release are defined below.

Total Cash Costs and Total Cash Costs per Gold Ounce
Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the 2025 PFS include mining costs, processing, water and waste management costs, on-site general and administrative costs, treatment and refining costs, royalties and silver stream credits less by-product credits. Total Cash Costs per Ounce is calculated as Total Cash Costs divided by total LOM payable gold ounces.

All-in Sustaining Costs and AISC per Gold Ounce
AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the 2025 PFS includes Total Cash Costs, sustaining capital and closure costs, less salvage credits. AISC per Ounce is calculated as AISC divided by total LOM payable gold ounces.

Qualified Person
Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.
First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
CEO and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company's business strategy; future planning processes; the timing and amount of estimated future production; recovery rates; mine plans and mine life; costs; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; completion and filing of the PFS; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward- looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, including pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of NAG and PAG tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, Richard Huang | VP, Corporate Development & Corporate Secretary | Email: rhuang@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 18-NOV-25